UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41407

TOP FINANCIAL GROUP LIMITED

(Translation of registrant’s name into English)

118 Connaught Road West

Room 1101

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As approved by special resolution of the shareholders of TOP Financial Group Limited (previously known as Zhong Yang Financial Group Limited) (the “Company”) on July 13, 2022, the Company’s name has been changed to “TOP Financial Group Limited”, effective as of July 13, 2022. The CUSIP number of the ordinary shares of the Company will remain the same. The Company’s ordinary shares are trading under the symbol “TOP” and have started trading under the new corporate name “TOP Financial Group Limited” on July 22, 2022.

On July 22, 2022, the Company issued a press release announcing the name change. A copy of such press release is filed as Exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release - TOP Financial Group Limited Announces Corporate Name Change, dated July 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2022	TOP FINANCIAL GROUP LIMITED

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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